----------------------------
                     UNITED STATES                         OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      ----------------------------
                  Washington, DC 20549             OMB Number:        3235-0145
                                                   Expires:   December 31, 2005
                      SCHEDULE 13D                 Estimated average burden
       Under the Securities Exchange Act of 1934   hours per response......14.9
                  (Amendment No.____)*             ----------------------------



                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23834110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  c/o Jerry Ng
                           Wells Fargo Foothill, Inc.
                              2450 Colorado Avenue
                                   Suite 3000W
                         Santa Monica, California 90404
                                 (310) 453-7208

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 24, 2002

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

| CUSIP No. 23834110                                         Page 2 of 6 Pages |
|                                                                              |
|------------------------------------------------------------------------------|
|    1.  Names of Reporting Persons                                            |
|        I.R.S. Identification Nos. of above persons (entities only)           |
|                                                                              |
|        Foothill Partners III, L.P.                                           |
|------------------------------------------------------------------------------|
|    2.  Check the Appropriate Box if a Member of a Group (See Instructions)   |
|        (a) [_]                                                               |
|        (b) [_]   Not applicable.                                             |
|------------------------------------------------------------------------------|
|    3.  Sec Use Only                                                          |
|                                                                              |
|                                                                              |
|------------------------------------------------------------------------------|
|    4.  Source of Funds (See Instructions)                                    |
|                                                                              |
|        00                                                                    |
|------------------------------------------------------------------------------|
|    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to      |
|        Items 2(d) or 2(e) [_]                                                |
|                                                                              |
|                                                                              |
|------------------------------------------------------------------------------|
|    6.  Citizenship or Place of Organization                                  |
|                                                                              |
|        Delaware                                                              |
|------------------------------------------------------------------------------|
|              |    7.  Sole Voting Power                                      |
|              |                                                               |
|              |        76,747,149                                             |
|              ----------------------------------------------------------------|
| Number of    |    8.  Shared Voting Power                                    |
| Shares       |                                                               |
| Beneficially |        0                                                      |
| Owned by     ----------------------------------------------------------------|
| Each         |    9.  Sole Dispositive Power                                 |
| Reporting    |                                                               |
| Person With  |        76,747,149                                             |
|              ----------------------------------------------------------------|
|              |   10.  Shared Dispositive Power                               |
|              |                                                               |
|              |        0                                                      |
|------------------------------------------------------------------------------|
|   11.  Aggregate Amount Beneficially Owned by Each Reporting Person          |
|                                                                              |
|        76,747,149                                                            |
|------------------------------------------------------------------------------|
|   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     |
|        (See Instructions) [_]                                                |
|                                                                              |
|        Not applicable.                                                       |
|------------------------------------------------------------------------------|
|   13.  Percent of Class Represented by Amount in Row (11)                    |
|                                                                              |
|        12.5%                                                                 |
|------------------------------------------------------------------------------|
|   14.  Type of Reporting Person (See Instructions)                           |
|                                                                              |
|        PN                                                                    |
|------------------------------------------------------------------------------|
|                                                                              |

| CUSIP No. 23834110                                         Page 3 of 6 Pages |
|                                                                              |
|------------------------------------------------------------------------------|
|    1.  Names of Reporting Persons                                            |
|        I.R.S. Identification Nos. of above persons (entities only)           |
|                                                                              |
|        Wells Fargo Foothill, Inc. (formerly known as Foothill Capital        |
|        Corporation)                                                          |
|------------------------------------------------------------------------------|
|    2.  Check the Appropriate Box if a Member of a Group (See Instructions)   |
|        (a) [_]                                                               |
|        (b) [_]    Not applicable.                                            |
|------------------------------------------------------------------------------|
|    3.  Sec Use Only                                                          |
|                                                                              |
|                                                                              |
|------------------------------------------------------------------------------|
|    4.  Source of Funds (See Instructions)                                    |
|                                                                              |
|        00                                                                    |
|------------------------------------------------------------------------------|
|    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items|
|        2(d) or 2(e) [_]                                                      |
|                                                                              |
|                                                                              |
|------------------------------------------------------------------------------|
|    6.  Citizenship or Place of Organization                                  |
|                                                                              |
|        California                                                            |
|------------------------------------------------------------------------------|
|              |    7.  Sole Voting Power                                      |
|              |                                                               |
|              |        76,747,149                                             |
|              ----------------------------------------------------------------|
| Number of    |    8.  Shared Voting Power                                    |
| Shares       |                                                               |
| Beneficially |        0                                                      |
| Owned by     ----------------------------------------------------------------|
| Each         |    9.  Sole Dispositive Power                                 |
| Reporting    |                                                               |
| Person With  |        76,747,149                                             |
|              ----------------------------------------------------------------|
|              |   10.  Shared Dispositive Power                               |
|              |                                                               |
|              |         0                                                     |
|------------------------------------------------------------------------------|
|   11.  Aggregate Amount Beneficially Owned by Each Reporting Person          |
|                                                                              |
|        76,747,149                                                            |
|------------------------------------------------------------------------------|
|   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See|
|        Instructions) [_]                                                     |
|                                                                              |
|        Not applicable.                                                       |
|------------------------------------------------------------------------------|
|   13.  Percent of Class Represented by Amount in Row (11)                    |
|                                                                              |
|        12.5%                                                                 |
|------------------------------------------------------------------------------|
|   14.  Type of Reporting Person (See Instructions)                           |
|                                                                              |
|        CO                                                                    |
|------------------------------------------------------------------------------|
|                                                                              |

CUSIP No. 23834110                                             Page 4 of 6 Pages


Item 1.   Security and Issuer

     This statement relates to shares of Common Stock, $0.01 par value, of Davel Communications, Inc. (the "Shares"). The Company's principal executive offices are located at 1001 Lakeside Avenue, Cleveland, Ohio 44114.

Item 2.   Identity and Background

(a) This statement is filed by the entities and persons listed below, both of whom together are referred to herein as the "Reporting Persons."

       (i) Foothill Partners III, L.P., a Delaware limited partnership ("Foothill Partners"); and

       (ii) Wells Fargo Foothill, Inc., a California corporation (formerly known as Foothill Capital Corporation) ("Foothill Corporation").

(b) The business address of Foothill Partners and Foothill Corporation is 2450 Colorado Avenue, Suite 3000W, Santa Monica, California 90404.

(c) The principal business of Foothill Partners is that of purchasing, selling and managing investments for their own respective accounts. The principal business of Foothill Corporation is that of providing asset based loans and working capital lines of credit to businesses.

(d) Neither Foothill Partners nor Foothill Corporation has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Foothill Partners nor Foothill Corporation has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of Foothill Partners and Foothill Corporation is set forth above.


Item 3.   Source and Amount of Funds or Other Consideration

As part of a merger (the "Merger") between the Company and Phonetel Technologies, Inc. ("Phonetel") pursuant to that certain Agreement and Plan of Reorganization and Merger dated as of February 19, 2002 among the Company, Davel Financing Company, L.L.C., a wholly-owned subsidiary of the Company ("Davel Financing"), Phonetel, DF Merger Corp. ("DF Merger"), and PT Merger Corp, (the "Merger Agreement"), Foothill Partners, Foothill Corporation and certain other lenders (the "Davel Lenders") entered into that certain Exchange Agreement dated February 19, 2002 among Davel Financing, the Company, DF Merger, Phonetel, Cherokee Communications, Inc. and certain other parties named therein (the "Exchange Agreement") pursuant to which each of the Davel Lenders agreed to exchange certain of its debt outstanding for certain shares of common stock of DF Merger. Foothill Partners, Foothill Corporation, the Company, the other Davel Lenders and certain other parties also executed a Commitment Letter dated February 19, 2002 pursuant to which the Davel Lenders and the Company committed to and agreed to certain financial restructuring transactions regarding the Company and Phonetel, including but not limited to the Merger (the "Commitment Letter"). On July 24, 2002, upon the consummation of the Merger and pursuant to the Merger Agreement, such DF Merger shares were converted into shares of common stock of the Company. Pursuant to Exchange Agreement, each of Foothill Partners and Foothill Corporation exchanged approximately $12,861,291.25 of outstanding principal amount of loans outstanding under the Existing Credit Agreement, plus accrued interest and fees for shares of common stock of DF Merger (the "DF Shares"). Pursuant to the Merger Agreement, the DF Shares converted into the 76,747,149 Shares reported in this Schedule 13D for each of Foothill Partners and Foothill Corporation.

CUSIP No. 23834110                                             Page 5 of 6 Pages

Item 4.   Purpose of Transaction

     The Shares were acquired in connection with the Merger, as described in
Item 3 above. They were and continue to be held by each of Foothill Partners and Foothill Corporation for investment purposes. Amy Lam is a member of an informal steering committee (the "Steering Committee") which from time to time provides advice to the Company regarding the Company, including but not limited to its operations.

     Although neither Reporting Person has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares that it may hold at any point in time.

     As a condition to closing under the Exchange Agreement described above, the Davel Lenders, including each of Foothill Partners and Foothill Corporation, the Company and certain other holders of the Company's common stock entered into that certain Registration Rights Agreement dated as of February 19, 2002, (the "Registration Rights Agreement"). The Registration Rights Agreement provides for certain demand registration rights and certain "piggyback" registration rights for the holders of Shares party to the agreement. This summary is qualified in its entirety by the terms and conditions of the Registration Rights Agreement.

     Foothill Partners and Foothill Corporation also entered into that certain Amended, Restated and Consolidated Credit Agreement dated as of July 24, 2002 (the "Restated Credit Agreement"), among Davel Financing, Phontel and Cherokee Communications, Inc., as borrowers, the Company and certain of its subsidiaries as guarantors and the lenders named therein. For a copy of the Restated Credit Agreement, see Exhibit 10.9 of the Company's 8-K filed with the SEC on August 1, 2002.

     Also, consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more members of the Steering Committee, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

(a), (b) The information set forth in rows 7 through 11 and 13 of the cover page hereto for each of Foothill Partners and Foothill Corporation is incorporated herein by reference. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon 615,018,963 Shares outstanding as of May 9, 2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ending March 31, 2003 filed with the Securities and Exchange Commission on May 15, 2003.

(c) There were no purchases or sales of any securities of the Company in the last 60 days.

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 23834110                                             Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Registration Rights Agreement described in Item 4 above and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Merger Agreement described in Item 3 is filed as Exhibit 2.1 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference. The Exchange Agreement described in Item 3 is filed as Exhibit 2.2 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference. The Registration Rights Agreement described in Item 4 is filed as Exhibit B to the Exchange Agreement, itself filed as Exhibit 2.2 to the Company's 8-K filed with the SEC on February 27, 2002, and incorporated herein by reference. The Commitment Letter described in Item 3 is filed as Exhibit 10.4 to the Company's 8-K filed with the SEC on February 27, 2002 and incorporated herein by reference.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 9, 2003                          FOOTHILL PARTNERS III, L.P.

                                                By:  /s/   Dennis R. Ascher
                                                    ----------------------------
                                                    Name:  Dennis R. Ascher
                                                    Title: Managing Member



                                                FOOTHILL CAPITAL CORPORATION

                                                By:  /s/   Amy Lam
                                                    ----------------------------
                                                    Name:  Amy Lam
                                                    Title: Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D



                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


Dated:  July 9, 2003


                                                FOOTHILL PARTNERS III, L.P.

                                                By:  /s/   Dennis R. Ascher
                                                    ----------------------------
                                                    Name:  Dennis R. Ascher
                                                    Title: Managing Member



                                                FOOTHILL CAPITAL CORPORATION

                                                By:  /s/   Amy Lam
                                                    ----------------------------
                                                    Name:  Amy Lam
                                                    Title: Vice President